UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant's name)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Explanatory Note:

TDH Holdings, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2021 annual shareholder meeting. At the 2021 annual shareholder meeting of the Company held on December 28, 2021, a quorum was present, and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on September 21, 2021. The final results for the votes regarding each proposal are set forth below.

1.	Shareholders elected two (2) Class A directors to the Company’s Board of Directors to serve terms ending at the third succeeding annual meeting of stockholders in 2024 or until their respective successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Withhold
Dandan Liu (Class A director)	49,019,174	183,876
Feng Zhang (Class A director)	49,105,765	97,285

2.	Shareholders ratified the selection of MaloneyBailey, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021. The votes regarding this proposal were as follows:

For	Against	Abstained
49,104,985	95,101	2,964

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.
By:	/s/ Dandan Liu Dandan Liu Chair and Chief Executive Officer

Dated: December 29, 2021

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